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                                                               PAGE 1 OF 6 PAGES



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*

                             DECORA INDUSTRIES, INC.

                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE

                         (Title of Class of Securities)

                                    243593100

                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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Cusip No. 243593100                                            PAGE 2 OF 6 PAGES



                                       13G

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         STATE STREET BANK AND TRUST COMPANY, AS TRUSTEE OF THE TEXTRON MASTER TRUST

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [  ]
                                                                        (b) [  ]
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3        SEC USE ONLY

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4        CITIZENSHIP OR PLACE OF ORGANIZATION

         A MASSACHUSETTS TRUST
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                                     5  SOLE VOTING POWER

NUMBER OF                            1,818,447
SHARES
BENEFICIALLY                       ---------------------------------------------
OWNED BY                             6  SHARED VOTING POWER
EACH
REPORTING                            0
PERSON                             ---------------------------------------------
WITH
                                     7  SOLE DISPOSITIVE POWER

                                     1,818,447
                                   ---------------------------------------------

                                     8  SHARED DISPOSITIVE POWER

                                     0
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9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,818,447
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10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                                            [  ]

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11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         19.9%
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12       TYPE OF REPORTING PERSON*
         EP
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                      *SEE INSTRUCTION BEFORE FILLING OUT!
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Cusip No. 243593100                                            PAGE 3 OF 6 PAGES



Item 1.

         (a)    Name of Issuer:  Decora Industries, Inc.

         (b)    Address of Issuer's Principal Executive Offices:

                One Mill Street
                Fort Edward, New York 12828

Item 2.

         (a)    Names of  Persons Filing: State Street Bank and Trust Company,
                                          as Trustee of the Textron Master Trust

         (b)    Address of Principal Business Office:

                State Street Bank and Trust Company,
                as Trustee for the Textron Master Trust
                One Enterprise Drive
                Master Trust-W6C
                North Quincy, MA 02171
                Attn:  Thomas C. Poppey

         (c)    Citizenship:  Massachusetts

         (d)    Title of Class of Securities:  Common Stock

         (e)    CUSIP Number:  243593100

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether any of the persons filing is a:

         (a) [ ] Broker or Dealer registered under Section 15 of the Act
         (b) [ ] Bank as defined in section 3(a)(6) of the Act
         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act
         (d) [ ] Investment Company registered under section 8 of the Investment Company Act
         (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
         (f) [X] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)
         (g) [ ] Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G)
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Cusip No. 243593100                                            PAGE 4 OF 6 PAGES



         (h) [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

Item 4.         Ownership.

                (a)     Amount Beneficially Owned:

                        State Street Bank and Trust Company - 1,818,447 shares * as Trustee for the Textron Master Trust

                (b) Percent of Class: 19.9% (based on 7,331,378 shares outstanding as reported to the Reporting Person by representatives of Decora Industries, Inc.)


                (c)     Number of shares as to which such person has:

                        (i)     sole power to vote or to direct the vote:

                                State Street Bank and Trust Company - 1,818,447 shares * as Trustee for the Textron Master Trust

                        (ii) shared power to vote or to direct the vote: 0 shares

                        (iii) sole power to dispose or to direct the disposition of :

                                State Street Bank and Trust Company - 1,818,447 shares * as Trustee for the Textron Master Trust

                        (iv) shared power to dispose or to direct the disposition of: 0 shares*

* State Street Bank and Trust Company, as Trustee for the Textron Master Trust beneficially owns the 1,818,447 shares of the Common Stock of Decora Industries, Inc. reported hereon as a result of its record ownership of immediately exercisable Warrants to purchase such shares at any time prior to September 30, 2005.

Item 5.         Ownership of Five Percent or Less of a Class.

                Not applicable.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

                Not applicable.
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Cusip No. 243593100                                            PAGE 5 OF 6 PAGES



Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                Not applicable.

Item 8.         Identification and Classification of Members of the Group.

                Not applicable.

Item 9.         Notice of Dissolution of Group.

                Not applicable.

Item 10.        Certification.

                By signing below the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
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Cusip No. 243593100                                            PAGE 6 OF 6 PAGES



                                    SIGNATURE

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated:  February 10, 1998.




                              TEXTRON MASTER TRUST
                              By: State Street Bank and Trust Company as Trustee



                              By:  /s/ Thomas C. Poppey
                                   -----------------------------
                                   Name:  Thomas C. Poppey
                                   Title: Client Service Officer